PROSPECTUS	Filed Pursuant to Rule 424(b)(3) Registration No. 333-186452

BIGLARI HOLDINGS INC.

286,767 SHARES OF COMMON STOCK
1,433,835 SUBSCRIPTION RIGHTS

We are offering at no cost to you, as a holder of our common stock, transferable rights to purchase our common stock.  If you own common stock on August 27, 2013, the record date, you will be entitled to receive one right per share that you own.  Every five (5) rights will entitle you to subscribe for one common share.  The subscription price will be $265.00 per whole share.  This price represents approximately a 38.2% discount from the closing price of our common stock as of August 6, 2013, the last trading day immediately prior to the announcement of this offering, which was $428.47 per share.  Shareholders on the record date who fully exercise those distributed rights will also be entitled to purchase additional shares of common stock not purchased by other rights holders through their basic subscription privileges.  The rights will be evidenced by Subscription Certificates and will expire at 5:00 p.m. New York City time on September 16, 2013, unless extended. We reserve the right to terminate the rights offering at any time for any reason prior to the expiration date.

We expect the rights will be quoted on the New York Stock Exchange (“NYSE”) under the symbol “BH WS.”  Our common stock is quoted on the NYSE under the symbol “BH.”

Our principal executive offices are located at 17802 IH 10 West, Suite 400, San Antonio, Texas 78257. Our telephone number is (210) 344-3400.

AN INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.  CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 3 OF THIS PROSPECTUS.

	Price Per Share	Proceeds to Biglari Holdings Inc.
Offering Price to Shareholders	$265.00	$75,993,255	(1)

(1)	Assumes all rights are subscribed. Before deduction of estimated expenses of $300,000, including legal and accounting fees, printing expenses and other miscellaneous expenses.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR
PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS.  ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is August 21, 2013.

i

PROSPECTUS SUMMARY

This summary highlights important features of this offering and the information included or incorporated by reference in this prospectus.  This summary does not contain all of the information that you should consider before investing in our common stock.  You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors.”

Unless the context otherwise requires, all references to “Biglari Holdings,” “the Company”, “we,” “us,” or “our” in this prospectus refer collectively to Biglari Holdings Inc., an Indiana corporation, and its subsidiaries.

Basic Subscription Privilege
We will distribute to the holders of record of our common stock at the close of business on August 27, 2013, at no charge, one transferable subscription right for each share of common stock owned.  Every five (5) rights will entitle the holder to subscribe for one share of common stock.

Oversubscription Privilege
Shareholders on the record date who fully exercise the rights distributed to them will also be entitled to subscribe for and purchase additional shares of common stock not purchased by other rights holders through their basic subscription privileges.  The maximum number of shares you may purchase under the oversubscription privilege is equal to the number of shares you purchased under the basic subscription privilege.

You will be entitled to exercise your oversubscription privilege only if you are a shareholder on the record date and exercise your basic subscription privilege in full.  The number of shares of common stock remaining after the exercise of all basic subscription privileges may not be sufficient to satisfy all requests for common stock pursuant to oversubscription privileges.  In this event, you will be allocated additional common stock pro rata, based on the number of shares of common stock you purchased through the basic subscription privilege in proportion to the total number of common stock that you and other oversubscribing shareholders purchased through the basic subscription privilege.

Subscription Price	$265.00 in cash per share.
Common Stock Outstanding after Rights Offering
Assuming all rights are exercised, including those from the oversubscription privilege, an aggregate of approximately 286,767 shares will be sold.  Since fractional shares will not be issued, this amount may be increased, if necessary, to accommodate rights holders that may purchase an additional share in lieu of receiving a fractional share.

Transferability of Rights
The rights are transferable, excluding oversubscription privileges, until the opening of trading on the expiration date.  The rights are expected to be authorized for trading on the NYSE.  Trading of the rights will be conducted on a regular-way basis from August 29, 2013 through the opening of trading on the expiration date.  Any commissions in connection with the sale of rights will be paid by the selling rights holder.  We cannot assure you a market for the rights will develop, or of the prices at which rights may be sold if a market does develop.

Record Date	August 27, 2013.
Expiration Time	September 16, 2013, at 5:00 p.m., New York City time, unless extended.

Procedure for Exercising Rights
If you want to exercise rights you must properly complete and sign the Subscription Certificate evidencing the rights.  You must forward the Subscription Certificate, with full payment, to the subscription agent at or prior to the expiration time.

YOU MAY NOT REVOKE AN EXERCISE OF RIGHTS UNLESS WE MAKE A SIGNIFICANT AMENDMENT TO THE TERMS OF THE OFFERING AFTER YOU HAVE EXERCISED.
Issuance of Common Stock
We will deliver to you certificates representing common stock purchased upon exercise of the basic subscription and oversubscription privileges as soon as practicable after the expiration date.  We anticipate this date to be approximately seven to 10 business days after the expiration date.

Use of Proceeds
The net cash proceeds from the sale of the common stock offered hereby, after payment of fees and expenses, are anticipated to be approximately $75.7 million.  The net proceeds will be used for general corporate purposes as well as for making acquisitions or investments.  We have not identified any acquisitions or investments for which we intend to use the offering proceeds.

Risk Factors	There are substantial risks in connection with this offering that should be considered by you. See “Risk Factors.”
Amendment, Extension or Termination of Rights Offering
We reserve the right, in our discretion, to: (a) amend or modify the terms of this rights offering; (b) extend the expiration time to a later date; and (c) terminate the rights offering at any time for any reason.

Intentions of the Company’s Directors and The Lion Fund, L.P.
Our Board of Directors and The Lion Fund, L.P., which beneficially owns approximately 14.2% of our outstanding shares, advised us they intend to exercise the basic subscription privilege under rights received.  They also might exercise their oversubscription privilege with respect to additional shares that become available for purchase.  The expressed intention of the directors and The Lion Fund, L.P. does not constitute a binding obligation on their part.

Our Business
We are a diversified holding company engaged in a number of business activities.  Our most important operating subsidiaries are involved in the franchising and operating of restaurants. We are led by Sardar Biglari, Chairman and Chief Executive Officer of Biglari Holdings, Steak n Shake Operations, Inc. (“Steak n Shake”), and Western Sizzlin Corporation (“Western”).  Our long-term objective is to maximize per-share intrinsic value of the Company. All major operating, investment, and capital allocation decisions are made for the Company and its subsidiaries by Sardar Biglari, Chairman and Chief Executive Officer.

RISK FACTORS

AN INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.  THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, INCLUDING THE INFORMATION UNDER “SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS,” BEFORE MAKING AN INVESTMENT IN OUR COMMON STOCK.

Risks Related to this Offering

The subscription price is not an indication of the value of our common stock.  You may not be able to sell common stock purchased upon the exercise of your subscription rights at a price equal to or greater than the subscription price.

The subscription price per share of our common stock does not necessarily bear any relationship to any established criteria for valuation such as book value per share, cash flows, or earnings.  As a result, you should not consider the subscription price as an indication of the current value of our common stock.  We cannot assure you that you will be able to sell common stock purchased in this offering at a price equal to or greater than the subscription price.

This offering may cause the price of our common stock to decrease immediately, and this decrease may continue.

The subscription price per share represents a discount of approximately 36.8% from $419.07, the average of the closing prices of our common stock over the 31-trading day period ended August 6, 2013, the last trading day immediately prior to the announcement of this offering, and a discount of approximately 38.2% from $428.47, the closing price of our common stock on August 6, 2013.  This discount, along with the number of shares of common stock we propose to issue and ultimately will issue if this offering is completed, may result in an immediate decrease in the market value of our common stock.  This decrease may continue after the completion of this offering.

You may suffer dilution of your percentage of ownership of our common stock.

If you do not exercise your subscription rights and shares of common stock are purchased by other shareholders in this offering, your proportionate voting and ownership interest will be reduced.  The percentage that your original shares of common stock represents of our expanded equity after exercise of the subscription rights will also be diluted.  For example, if you own 25,000 shares of common stock before this offering, or approximately 1.7% of our outstanding common stock, and you exercise none of your subscription rights while all subscription rights are exercised by other shareholders (including through the oversubscription privilege), your percentage ownership would be reduced to approximately 1.5%.  The magnitude of the reduction of your percentage ownership will depend upon the number of shares of common stock you hold and the extent to which you and others exercise subscription rights.

Once you exercise your subscription rights, you may not revoke the exercise even if there is a decline in the price of our common stock or if we decide to extend the expiration date of the subscription period.

The public trading market price of our common stock may decline after you elect to exercise your subscription rights.  If that occurs, you will have committed to buy our common stock at a price above the prevailing market price.  You will have an immediate unrealized loss.  We may also, in our sole discretion, extend the expiration date of the subscription period.  During any potential extension of time, the value of our common stock may decline below the subscription price.  This may result in a loss on your investment upon the exercise of rights to acquire our common stock.  If the expiration date is extended after you send in your subscription forms and payment, you still may not revoke or change your exercise of rights.  We cannot assure you that following the exercise of subscription rights you will be able to sell your common stock at a price equal to or greater than the subscription price.

You will not receive interest on subscription funds returned to you.

If we cancel this offering or if we are not able to fulfill your full oversubscription, we will not have any obligation with respect to the subscription rights except to return to you, without interest, any subscription payments and/or oversubscription payments you made that were not used to purchase common stock.

You need to act promptly and follow subscription instructions, otherwise your subscription may be rejected.

Shareholders who desire to purchase common stock in this offering must act promptly to ensure that all required forms and payments are actually received by the subscription agent prior to 5:00 p.m., New York City time, on the expiration date.  If you fail to complete and sign the required subscription forms, send an incorrect payment amount, or otherwise fail to follow the subscription procedures that apply to your desired transaction, the subscription agent may reject your subscription or accept it to the extent of the payment received.  Neither we nor our subscription agent undertakes to contact you concerning, or attempt to correct, an incomplete or incorrect subscription form or payment.  We have the sole discretion to determine whether a subscription exercise properly follows the subscription procedures.

You may not receive all of the common stock for which you oversubscribe.

If an insufficient number of shares of common stock is available to fully satisfy all oversubscription privilege requests, the available common stock will be distributed proportionately among the eligible rights holders who exercised their oversubscription privilege based on the number of shares of common stock each such rights holder subscribed for under the basic subscription privilege.

You may not want to exercise your rights as the proceeds of this offering may be used to make acquisitions or investments that you may not have the opportunity to approve.

We expect that the net proceeds from this offering will be used for general corporate purposes as well as for making acquisitions or investments.  We have not identified any acquisitions or investments for which we intend to use the offering proceeds. If you exercise your rights, you may not have an opportunity to evaluate the specific merits or risks of any potential future acquisitions or investments.  As a result, you may be entirely dependent on our broad discretion and judgment in the selection of potential future acquisitions and investments.

Neither we, nor the subscription agent, will have any obligation to you if this offering is canceled, other than to refund your subscription payments, without interest.

Neither we, nor the subscription agent, will have any obligation to you if this offering is canceled, other than to refund your subscription payments, without interest.

If you sell your subscription rights, you may not be able to calculate your gain for tax purposes at the time of your sale.

A holder that sells subscription rights will recognize capital gain or loss depending on the amount realized upon the sale and the holder’s tax basis (if any) in the subscription rights.  If either (i) the fair market value of the subscription rights on the date such subscription rights are distributed is equal to at least 15% of the fair market value on such date of the common stock with respect to which the subscription rights are received, or (ii) the holder irrevocably elects to allocate part of the tax basis of such common stock to the subscription rights, then the holder’s tax basis in the common stock will be allocated between the common stock and the subscription rights in proportion to their respective fair market values on the date the subscription rights are distributed. We intend to notify the holders whether the fair market value of the subscription rights will equal or exceed 15% of the fair market value of the common stock to which the subscription rights relate as well as the fair market value of those subscription rights.  However, such notification will be made by written communication that will be included with the share certificates that are mailed to those holders who exercise their subscription rights.  It will not be available at the time of the sale of a holder’s subscription rights.  A selling holder’s holding period in the subscription rights will include the holding period of the common stock in respect of which the rights were received.  The holding period will not be affected by the allocation of tax basis described above.

In the absence of a dual class structure of our common stock, we anticipate conducting additional rights offerings in the future.

We have postponed a special meeting to implement a dual class structure of our common stock and thus gain increased flexibility in structuring acquisitions and financing transactions. In the absence of a dual class structure, we intend to conduct a rights offering as an alternative means of financing future acquisitions or investments to augment our growth.  If we are unable to effectuate a dual class structure to facilitate potential future acquisitions, we would expect to conduct additional rights offerings for this purpose.  However, we have no current intentions to do so. While we cannot predict the terms of any future rights offerings, we would expect that any future rights offerings would present risks similar to those stated above.

Risks Relating to Our Business

We are dependent on our Chairman and CEO.

Our success depends on the services of Sardar Biglari, Chairman and Chief Executive Officer. All major operating, investment, and capital allocation decisions are made for the Company and its subsidiaries by Sardar Biglari, Chairman and Chief Executive Officer. Moreover, certain counterparties have requested and obtained a provision in their agreements with the right to terminate in the event Mr. Biglari ceases to be our Chairman and Chief Executive Officer. If for any reason the services of Mr. Biglari were to become unavailable, there could be a material adverse effect on our business.

Competition.

Each of our operating businesses faces intense competitive pressure within the markets in which they operate.  Competition may arise domestically as well as internationally. While we manage our businesses with the objective of achieving long-term sustainable growth by developing and strengthening competitive advantages, many factors, including market changes, may erode or prevent the strengthening of competitive advantages.  Accordingly, future operating results will depend to some degree on whether our operating units are successful in protecting or enhancing their competitive advantages.  If our operating businesses are unsuccessful in these efforts, our periodic operating results may decline from current levels in the future.

The restaurant business is one of the most competitive industries in the United States. As there are virtually no barriers to entry into the restaurant business, competitors may include national, regional and local establishments. There may be established competitors with financial and other resources that are greater than the capabilities of the Company’s restaurant operations segment, which includes Steak n Shake and Western (“Restaurant Operations”). Restaurant businesses compete on the basis of price, menu, food quality, location, personnel and customer service. The restaurant business is often affected by changes in consumer tastes and by national, regional, and local economic conditions.  The performance of individual restaurants may be impacted by factors such as traffic patterns, demographic trends, severe weather conditions, and competing restaurants. Additional factors that may adversely affect the restaurant industry include, but are not limited to, food and wage inflation, safety, and food-borne illness.

Unfavorable economic, societal and political conditions could hurt our operating businesses.

Our operating businesses are subject to normal economic cycles affecting the economy in general or the industries in which we operate.  To the extent that the recovery from the economic recession continues to be slow or the economy worsens for a prolonged period of time, one or more of our significant operations could be materially harmed.  In addition, we depend on having access to borrowed funds through the capital markets at reasonable rates.  To the extent that access to the credit is restricted or the cost of funding increases, our business could be adversely affected.

Historically, we have not derived any of our revenues or earnings from international markets.  As a result of our intended international expansion, we may become subject to increased risks from unstable political conditions and civil unrest.  Further, terrorism activities deriving from unstable conditions or acts intended to compromise the integrity or security of our computer networks and information systems could produce losses to our international operations, as well as our operations based in the United States.  Our business operations could be adversely affected directly through the loss of human resources or destruction of production facilities and information systems.

The restaurant industry has been affected by economic factors, including the deterioration of national, regional and local economic conditions, declines in employment levels, and shifts in consumer spending patterns. The disruptions experienced in the overall economy and volatility in the financial markets have reduced, and may continue to reduce, consumer confidence in the economy, negatively affecting consumer restaurant spending, which could be harmful to our financial position and results of operations. As a result, decreased cash flow generated from our business may adversely affect our financial position and our ability to fund our operations. In addition, macroeconomic disruptions could adversely impact the availability of financing for our franchisees’ expansions and operations.

Our cash flows and financial position could be negatively impacted if we are unable to comply with the restrictions and covenants in Steak n Shake’s debt agreements.

The Company’s subsidiaries currently maintain debt instruments, including Steak n Shake’s credit agreement, dated as of September 25, 2012, with the lenders party thereto (the “Credit Facility”).  Covenants in the debt agreements impose operating and financial restrictions, including requiring operating subsidiaries to maintain certain financial ratios and thereby restricting, among other things, their ability to incur additional indebtedness and make distributions to the Company.  Their failure to comply with these covenants and restrictions could constitute an event of default that, if not cured or waived, could result, among other things, in the acceleration of their indebtedness, which could negatively impact our operations and business and may also significantly affect our ability to obtain additional or alternative financing.  In such event, our cash flows may not be sufficient to fully repay this indebtedness and we cannot assure you that we would be able to refinance or restructure this debt.  In addition, the restrictions contained in these debt instruments could adversely affect our ability to finance our operations, acquisitions or investments.

Steak n Shake’s ability to make payments on the Credit Facility and to fund operations depends on its ability to generate cash, which is subject to general economic, financial, competitive, regulatory and other factors that are beyond our control. Steak n Shake may not generate sufficient cash flow from operations to service this debt or to fund its other liquidity needs.

We may be required to recognize additional impairment charges on our long-lived assets and goodwill, which would adversely affect our results of operations and financial position.

Long-lived assets, including restaurant sites, leasehold improvements, other fixed assets, and amortized intangible assets are reviewed for impairment annually or more frequently if circumstances indicate impairment may have occurred. Expected cash flows associated with an asset over its estimated useful life are the key factor in determining the recoverability of the carrying value of the asset. The estimate of cash flows is based upon, among other things, certain assumptions about expected future operating performance. Management’s estimates of undiscounted cash flows may differ from actual cash flows due to, among other things, changes in economic conditions, changes to our business model or changes in operating performance. If the sum of the estimated undiscounted cash flows over an asset’s estimated useful life is less than the carrying value of the asset, we recognize an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset.

We periodically evaluate our goodwill to determine whether all or a portion of their carrying values may no longer be recoverable, in which case a charge to income may be necessary. Estimated fair values developed based on our assumptions and judgments might be significantly different if other reasonable assumptions and estimates were to be used. If estimated fair values are less than the carrying values of goodwill in future impairment tests, or if significant impairment indicators are noted relative to other intangible assets subject to amortization, we may be required to record impairment losses against future income. Any future evaluations requiring an impairment of our goodwill and other intangible assets could materially affect our results of operations and shareholders’ equity in the period in which the impairment occurs.

Judgments made by management related to the expected useful lives of long-lived assets and our ability to realize undiscounted cash flows in excess of the carrying amounts of such assets are affected by factors such as the ongoing maintenance and improvements of the assets, changes in economic conditions and changes in operating performance. As the ongoing expected cash flows and carrying amounts of long-lived assets are assessed, these factors could cause us to realize a material impairment charge. If assets are determined to be impaired, the determination of an asset’s fair value, which is generally measured by discounting estimated future cash flows, is also subject to significant judgment, including the determination of a discount rate that is commensurate with the risk inherent in the projected cash flows.  If the assumptions underlying these judgments change in the future, we may be required to realize further impairment charges for these assets.

Fluctuations in commodity and energy prices and the availability of commodities, including beef, fried products, poultry, and dairy, could affect our restaurant business.

The cost, availability and quality of ingredients Restaurant Operations use to prepare their food is subject to a range of factors, many of which are beyond their control.  A significant component of our restaurant business’ costs is related to food commodities, including beef, fried products, poultry, and dairy products, which can be subject to significant price fluctuations due to seasonal shifts, climate conditions, industry demand, changes in international commodity markets, and other factors. If there is a substantial increase in prices for these food commodities, our results of operations may be negatively affected. In addition, our restaurants are dependent upon frequent deliveries of perishable food products that meet certain specifications. Shortages or interruptions in the supply of perishable food products caused by unanticipated demand, problems in production or distribution, disease or food-borne illnesses, inclement weather, or other conditions could adversely affect the availability, quality, and cost of ingredients, which would likely lower revenues, damage our reputation, or otherwise harm our business.

Our historical growth rate and performance are not indicative of our future growth or financial results.

Our historical growth must be viewed in the context of the recent opportunities available to us as a result of our access to capital at a time when market conditions resulted in unprecedented asset acquisition opportunities. When evaluating our historical growth and prospects for future growth, it is also important to consider that while our business philosophy has remained relatively constant, our mix of business, distribution channels and areas of focus have changed and will continue to change.  Our dynamic business model makes it difficult to assess our prospects for future growth.

The inability of Restaurant Operations’ franchisees to operate profitable restaurants may negatively impact our financial performance.

Restaurant Operations operate franchise programs and collect royalties and marketing and service fees from their franchisees. Growth within the existing franchise base is dependent upon many of the same factors that apply to our Restaurant Operations’ company-operated restaurants, and sometimes the challenges of opening profitable restaurants prove to be more difficult for the franchisees. For example, franchisees may not have access to the financial or management resources that they need to open or continue operating the restaurants contemplated by their franchise agreements. In addition, our Restaurant Operations’ continued growth is also partially dependent upon our ability to find and retain qualified franchisees in new markets, which may include markets in which the Steak n Shake and Western brands are less well known. Furthermore, the loss of any of franchisees due to financial concerns and/or operational inefficiencies could impact our Restaurant Operations’ profitability. Moreover, if our franchisees do not successfully operate or market restaurants in a manner consistent with our standards, our restaurant brands’ reputations could be harmed, which in turn could adversely affect our business and operating results.

Adverse weather conditions or losses due to casualties could negatively impact our operating performance.

Property damage caused by casualties and natural disasters, instances of inclement weather, flooding, hurricanes, fire, and other acts of nature can adversely impact sales in several ways. Many of Steak n Shake’s and Western’s restaurants are located in the Midwest and Southeast portions of the United States. During the first and second fiscal quarters, restaurants in the Midwest may face harsh winter weather conditions. During the first and fourth fiscal quarters, restaurants in the Southeast may experience hurricanes or tropical storms. Our sales and operating results may be negatively affected by these harsh weather conditions, which could make it more difficult for guests to visit our restaurants, necessitate the closure of restaurants for a period of time or costly repairs due to physical damage or lead to a shortage of employees resulting from unsafe road conditions or an evacuation of the general population.

We are subject to health, employment, environmental, and other government regulations, and failure to comply with existing or future government regulations could expose us to litigation or penalties, damage our reputation, and lower profits.

We are subject to various federal, state, and local laws and regulations affecting our business. Changes in existing laws, rules and regulations applicable to us, or increased enforcement by governmental authorities, may require us to incur additional costs and expenses necessary for compliance. If we fail to comply with any of these laws, we may be subject to governmental action or litigation, and our reputation could be accordingly harmed. Injury to our reputation would, in turn, likely reduce revenues and profits.

The development and construction of restaurants is subject to compliance with applicable zoning, land use, and environmental regulations. Difficulties in obtaining, or failure to obtain, the required licenses or approvals could delay or prevent the development of a new restaurant in a particular area.

In recent years, there has been an increased legislative, regulatory, and consumer focus on nutrition and advertising practices in the food industry. As a result, Restaurant Operations may become subject to regulatory initiatives in the area of nutrition disclosure or advertising, such as requirements to provide information about the nutritional content of our food products, which could increase expenses. The operation of the Steak n Shake and Western franchise system is also subject to franchise laws and regulations enacted by a number of states, and to rules promulgated by the U.S. Federal Trade Commission. Any future legislation regulating franchise relationships may negatively affect our operations, particularly our relationship with franchisees. Failure to comply with new or existing franchise laws and regulations in any jurisdiction or to obtain required government approvals could result in a ban or temporary suspension on future franchise sales.  Further national, state and local government initiatives, such as mandatory health insurance coverage, “living wage” or other proposed increases in minimum wage rates could adversely affect our business.

Our investment activities are now conducted primarily through outside investment partnerships, The Lion Fund, L.P. and The Lion Fund II, L.P.

As a result of our sale of Biglari Capital Corp. (“Biglari Capital”), general partner of The Lion Fund, L.P. and The Lion Fund II, L.P. (collectively, the “Lion Fund”), to Mr. Biglari, and the contribution of our investments to these funds in exchange for limited partner interests, our investment activities are now conducted mainly through these outside investment partnerships.  Under the terms of their partnership agreements, each contribution made by the Company to the Lion Fund is subject to a five-year lock-up period, and any distribution upon our withdrawal of funds will be paid out over a two-year period.  As a result of these provisions, our capital invested in the Lion Fund may be subject to an increased risk of loss of all or a significant portion of value, and may be unavailable to meet our capital requirements.

In connection with the sale of Biglari Capital, we also entered into a Shared Services Agreement with Biglari Capital pursuant to which we agreed to provide certain services to Biglari Capital (e.g., use of space at our corporate headquarters) in exchange for a 6% hurdle rate for the Company and its subsidiaries (as compared to a 5% hurdle rate for all other limited partners) above which Biglari Capital is entitled to receive an incentive reallocation in its capacity as general partner of the Lion Fund.  There can be no assurance that the benefit, if any, that we may realize from this increased hurdle rate will enable us to recoup our costs incurred in performing services for Biglari Capital under the Shared Services Agreement.

Our investment activities may involve the purchase of securities on margin.

We may purchase securities on margin in connection with our investment activities.  If we do so, a significant decrease in the value of the securities that collateralize the margin line of credit could result in a margin call. If we do not have sufficient cash available from other sources in the event of a margin call, we may be required to sell those securities at a time when we prefer not to sell them, which could result in material losses.

We are subject to the risk of possibly becoming an investment company under the Investment Company Act of 1940.

Because we are a holding company and a significant portion of our assets may, from time to time, consist of investments in entities in which we own less than a 50% interest, we run the risk of inadvertently becoming an investment company, which would require us to register under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Registered investment companies are subject to extensive, restrictive and potentially adverse regulations relating to, among other things, operating methods, management, capital structure, dividends and transactions with affiliates. Registered investment companies are not permitted to operate their business in the manner in which we operate our business, nor are registered investment companies permitted to have many of the relationships that we have with our affiliated companies.

To avoid becoming and registering as an investment company under the Investment Company Act, we monitor the value of our investments and structure transactions accordingly. As a result, we may structure transactions in a less advantageous manner than if we did not have Investment Company Act concerns, or we may avoid otherwise economically desirable transactions due to those concerns. In addition, events beyond our control, including significant appreciation or depreciation in the market value of certain of our publicly traded holdings or adverse developments with respect to our ownership of certain of our subsidiaries, could result in our inadvertently becoming an investment company. If it were established that we were an investment company, there would be a risk, among other material adverse consequences, that we could become subject to monetary penalties or injunctive relief, or both, in an action brought by the Securities and Exchange Commission (the “SEC”), that we would be unable to enforce contracts with third parties or that third parties could seek to obtain rescission of transactions with us undertaken during the period it was established that we were an unregistered investment company.

Our investments are unusually concentrated and fair values are subject to a loss in value.

Our investments are concentrated in outside limited partnerships, which generally invest in common stocks.  A significant decline in the major values of these partnerships or their larger investments may produce a large decrease in our consolidated shareholders’ equity and can have a material adverse effect on our consolidated book value per share and earnings.

We may not be able to adequately protect our intellectual property, which could decrease the value of our brand and products.

The success of our business depends on the continued ability to use the existing trademarks, service marks, and other components of our brand to increase brand awareness and further develop branded products. While we take steps to protect our intellectual property, our rights to our trademarks could be challenged by third parties or our use of these trademarks may result in liability for trademark infringement, trademark dilution, or unfair competition, adversely affecting our profitability.  We may also become subject to these risks in the international markets in which we plan to operate.

Litigation could have a material adverse effect on our financial position, cash flows and results of operations.

We are or may be from time to time a party to various legal actions, investigations and other proceedings brought by employees, consumers, suppliers, shareholders, government agencies or other third parties in connection with matters pertaining to our business, including related to our investment activities. The outcome of such matters is often difficult to assess or quantify and the cost to defend future proceedings may be significant.   Even if a claim is unsuccessful or is not fully pursued, the negative publicity surrounding any negative allegation regarding our Company, our business or our products could adversely affect our reputation. While we believe that the ultimate outcome of routine legal proceedings individually and in the aggregate will not have a material impact on our financial position, we cannot assure that an adverse outcome on, or reputational damage from, any of these matters would not, in fact, materially impact our business and results of operations for the period when these matters are completed or otherwise resolved.

Certain agreements with our Chairman and CEO may deter a change of control.

We have entered into a license agreement with Sardar Biglari, Chairman and Chief Executive Officer, under which Mr. Biglari has granted the Company an exclusive license to use his name when connected to the provision of certain products and services, and a sublicense agreement with Steak n Shake that, among other things, grants Steak n Shake the right to use the trademark “Steak n Shake by Biglari”. In the event of a change of control of the Company, Mr. Biglari would be entitled to receive revenue-based royalty payments related to the usage of his name under the terms of the license agreement for a defined period of no less than five years. Revenue-based royalties derived from Steak n Shake’s restaurants (including Company operated and franchised locations), products and brands, would be included in calculating these royalty payments. A change of control would also enable franchisees to terminate their franchise agreement with us.  In addition, we have an incentive agreement with Mr. Biglari, in which he is entitled to receive performance-based annual incentive payments contingent on the growth of the Company’s adjusted book value in each fiscal year. In the event of a change in control after the third anniversary of the incentive agreement, Mr. Biglari would receive specified payments thereunder. The combination of these provisions along with others referenced (e.g., contracts cancellable if Mr. Biglari is no longer Chairman and CEO) altogether could have the effect of preventing a transaction involving a change of control of the Company or deterrence of a potential proxy contest.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table shows selected consolidated financial data.  The selected consolidated financial data as of September 26, 2012 and September 28, 2011 and for our fiscal years ended 2012, 2011 and 2010 are derived from our audited consolidated financial statements incorporated by reference in this prospectus.  The selected consolidated financial data as of September 29, 2010, September 30, 2009 and September 24, 2008 and for our fiscal years ended 2009 and 2008 are derived from our audited consolidated financial statements which are not incorporated by reference in this prospectus.  The selected consolidated financial data as of July 3, 2013 and for each of the 40 weeks ended July 3, 2013 and July 4, 2012 are derived from our unaudited consolidated financial statements incorporated by reference in this prospectus.  The selected consolidated financial data as of July 4, 2012 are derived from our unaudited consolidated financial statements which are not incorporated by reference in this prospectus.  The selected consolidated financial data below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto contained in our annual and quarterly reports filed with the SEC, including those incorporated by reference in this prospectus.

During the third quarter of fiscal 2013, Biglari Holdings recognized a non-cash pre-tax gain of $162.9 million on the contribution of securities to investment partnerships. Biglari Holdings’ management does not regard the gain that was recorded, as required by GAAP, as meaningful. The gain recognized for financial reporting purposes is deferred for income tax purposes. The transaction essentially had no effect on our consolidated shareholders’ equity because the gain included in earnings in the third quarter was accompanied by a corresponding reduction of unrealized investment gains included in Accumulated Other Comprehensive Income.

Selected Financial Data
(dollars in thousands except per share data)	40 Weeks Ended		52 Weeks Ended			53 Weeks Ended	52 Weeks Ended
	July 3, 2013	July 4, 2012	Fiscal 2012(2)	Fiscal 2011(2)	Fiscal 2010(2)	Fiscal 2009(2)	Fiscal 2008(2)
Revenue:
Total net revenues	$576,323	$565,847	$740,207	$709,200	$673,781	$628,736	$611,278

Earnings:
Net earnings (loss) attributable to Biglari Holdings Inc.	$113,446	$18,176	$21,593	$34,565	$28,094	$5,998	$(22,979)
Basic earnings (loss) per share attributable to Biglari Holdings Inc.(1)	$85.19	$13.63	$16.19	$25.99	$20.11	$4.21	$(16.27)
Diluted earnings (loss) per share attributable to Biglari Holdings Inc.(1	$85.01	$13.59	$16.15	$25.86	$19.99	$4.20	$(16.27)

Period-end data:
Total assets	$905,193	$742,785	$773,787	$672,860	$563,839	$514,496	$520,136
Long-term debt:
Obligations under leases	107,280	111,325	110,353	116,066	124,247	130,076	134,809
Other long-term debt	112,938	93,042	120,250	101,417	17,781	48	15,783
Biglari Holdings Inc. shareholders’ equity	$482,049	$332,186	$349,125	$279,678	$248,995	$291,861	$283,579

(1)
Earnings per share of common stock is based on the weighted average number of shares outstanding during the year. For purposes of computing the weighted average common shares outstanding, the shares of treasury stock attributable to the unrelated limited partners — based on their proportional ownership during the period — are considered outstanding shares. Preceding the sale of Biglari Capital, for financial reporting purposes all common shares of the Company held by the consolidated affiliated partnerships are recorded in Treasury stock on the Consolidated Balance Sheet.

(2)	Fiscal years 2012, 2011, 2010, 2009, and 2008 ended on September 26, 2012, September 28, 2011, September 29, 2010, September 30, 2009 and September 24, 2008, respectively.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and documents incorporated by reference into this prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  In general, forward-looking statements include estimates of future revenues, cash flows, capital expenditures, or other financial items, and assumptions underlying any of the foregoing. Forward-looking statements reflect management’s current expectations regarding future events and use words such as “anticipate,” “believe,” “expect,” “may,” and other similar terminology. A forward-looking statement is neither a prediction nor a guarantee of future events or circumstances, and those future events or circumstances may not occur. Investors should not place undue reliance on the forward-looking statements, which speak only as of the date of this report. These forward-looking statements are all based on currently available operating, financial, and competitive information and are subject to various risks and uncertainties. Our actual future results and trends may differ materially depending on a variety of factors, many beyond our control, including, but not limited to, the risks and uncertainties described in “Risk Factors” beginning on page 3. We undertake no obligation to publicly update or revise them, except as may be required by law.

You are also urged to carefully review and consider the various disclosures made by us in this document, as well as in our prior periodic reports on Forms 10-K, 10-Q and 8-K filed with the SEC and listed under the caption “Incorporation by Reference” on page 34 of this prospectus.

We maintain a website (www.biglariholdings.com) where our annual reports, press releases, interim shareholder reports and links to our subsidiaries’ websites can be found.  Our periodic reports filed with the SEC, which include Form 10-K, Form 10-Q, Form 8-K and amendments thereto, may be accessed by the public free of charge from the SEC and through the Company’s website. In addition, corporate governance documents such as Corporate Governance Guidelines, Code of Conduct, Governance, Compensation and Nominating Committee Charter and Audit Committee Charter are posted on the Company’s website and are available without charge upon written request. The Company’s website and the information contained therein or connected thereto are not intended to be incorporated herein.

DESCRIPTION OF SECURITIES TO BE REGISTERED

Our Amended and Restated Articles of Incorporation authorize us to issue a total of 2,500,000 shares of common stock.  As of August 9, 2013, there were 1,433,835 shares of common stock issued and outstanding.

The holders of our common stock are entitled to one vote for each common share held of record on all matters to be voted on by shareholders.  The holders of our common stock are entitled to receive such dividends, if any, as may be declared by the Board of Directors in its discretion out of funds legally available.  Upon liquidation or dissolution of the Company, the holders of our common stock are entitled to receive on a pro rata basis all assets remaining for distribution to shareholders after the payment of debts and liquidation preferences on any capital stock.  Shares of our common stock have no preemptive or other subscription rights and there are no other conversion rights or redemption or sinking fund provisions with respect to such common stock.  Biglari Holdings has not declared a cash dividend during the fiscal years ended September 26, 2012, September 28, 2011 and September 29, 2010.

The Company’s Transfer Agent and Registrar is Computershare Trust Company, N.A.

USE OF PROCEEDS

If all of the rights offered are exercised in full at $265.00 per share, we will receive net cash proceeds of approximately $75.7 million, after payment of fees and expenses.  No discount or commission is payable in connection with any such exercise.

The net proceeds will be used for general corporate purposes as well as for making acquisitions or investments.  We have not identified any acquisitions or investments for which we intend to use the offering proceeds.

RECENT DEVELOPMENTS

On July 1, 2013, the Company entered into the following agreements with Sardar Biglari, its Chairman and Chief Executive Officer:  (i) a Stock Purchase Agreement, (ii) a Shared Services Agreement with Biglari Capital Corp., general partner of The Lion Fund, L.P. and the newly-formed The Lion Fund II, L.P., and (iii) a First Amendment to the Amended and Restated Incentive Bonus Agreement, dated September 28, 2010, with Mr. Biglari.  The transactions contemplated thereby were unanimously approved by the independent Governance, Compensation and Nominating Committee of the Board of Directors of the Company (the “Committee”), which retained separate counsel, tax/accounting advisors, an independent compensation consultant, and a financial advisor to assist the Committee in the structuring, evaluation, and negotiation of such transactions.

Taken together, the agreements provide for the following transactions:

•	The contribution of investments held by BH to the Lion Fund and the Lion Fund II. In return, BH received limited partner interests in each of these investment partnerships.

•
Biglari Capital’s distribution of substantially all of its partnership interests in the Lion Fund (including its adjusted capital balance) to BH.  As a result, Biglari Capital maintained solely a general partner interest in each of the Lion Fund and the Lion Fund II.

•	The sale of Biglari Capital by BH to Mr. Biglari for a purchase price of $1,700,000.

•
The execution of the Shared Services Agreement pursuant to which BH will provide certain services to Biglari Capital in exchange for an increase in BH’s and its subsidiaries’ hurdle rate above that of other limited partners (6% vs. 5%) with respect to BH’s and its subsidiaries’ limited partner interests in the Lion Fund and the Lion Fund II.  The hurdle rate is the threshold annualized return for limited partners of each of the Lion Fund and the Lion Fund II above which Biglari Capital, as general partner of each, is entitled to receive an incentive reallocation.

•
The modification of the Incentive Bonus Agreement between BH and Mr. Biglari to give effect to the transactions, inter alia, by providing that Mr. Biglari’s incentive compensation will thereafter be calculated without reference to any investments by BH and its subsidiaries in investment partnerships (including the Lion Fund and the Lion Fund II), of which Biglari Capital or Mr. Biglari is the general partner.

The transactions were entered into by BH to, among other things, (a) reduce regulatory burdens related to investments, (b) improve cash management, (c) foster an enhanced understanding of BH and mitigate conflicts of interest through the separation and clear demarcation of BH from the Lion Fund, and (d) simplify the Incentive Bonus Agreement. As a result of these transactions, investments are now generally conducted through investment partnerships managed by Mr. Biglari.

Stock Purchase Agreement

Pursuant to the Stock Purchase Agreement, BH sold all the shares of Biglari Capital to Mr. Biglari for a purchase price of $1,700,000 in cash (the “Biglari Capital Transaction”).  Prior to the execution and delivery of the Stock Purchase Agreement, Biglari Capital distributed to the Company substantially all of Biglari Capital’s partnership interests in the Lion Fund (including, without limitation, Biglari Capital’s adjusted capital balance in its capacity as general partner of the Lion Fund, which totaled approximately $5.8 million).  Biglari Capital thus retained solely a general partner interest in each of the Lion Fund and the Lion Fund II at the time of the Biglari Capital Transaction.  In addition, BH contributed securities owned by it to the Lion Fund and the Lion Fund II in exchange for limited partner interests in each of these investment partnerships.  BH will maintain an interest in the contributed securities through its limited partner interests in the Lion Fund and the Lion Fund II, but without the associated costs under the Incentive Bonus Agreement with Mr. Biglari, as explained further below.  The contribution of securities to the Lion Fund and the Lion Fund II was enacted in order to achieve a clear delineation on a forward-going basis between the roles of BH – which will generally own companies in their entirety – and the Lion Fund and the Lion Fund II – which will own companies in part, i.e., through their investments in securities.

Shared Services Agreement

In connection with the Biglari Capital Transaction, BH and Biglari Capital entered into the Shared Services Agreement, pursuant to which BH will provide certain services to Biglari Capital, including use of space at the Company’s corporate headquarters in San Antonio, in exchange for a 6% hurdle rate for BH and its subsidiaries (as compared to a 5% hurdle rate for all other limited partners) in order to determine the incentive reallocation to Biglari Capital, as general partner of the Lion Fund and the Lion Fund II, under their respective partnership agreements.  The incentive reallocation to Biglari Capital is equal to 25% of the net profits allocated to the limited partners in excess of their applicable hurdle rate. The Shared Services Agreement runs for an initial five-year term, and automatically renews for successive five-year periods, unless terminated by either party effective at the end of the initial or renewed term, as applicable.  The term of the Shared Services Agreement coincides with the lock-up period for the Company’s investments in the Lion Fund and the Lion Fund II under their respective partnership agreements.

Incentive Agreement Amendment

Also in connection with the Biglari Capital Transaction, BH and Mr. Biglari entered into the Incentive Agreement Amendment, which amends the Amended and Restated Incentive Bonus Agreement with Mr. Biglari to reflect and give effect to the Biglari Capital Transaction and to more closely tie Mr. Biglari’s incentive compensation to the Company’s operating earnings, while excluding unrealized gains and earnings on investments held by outside investment partnerships from the calculation of the incentive bonus.  The Incentive Agreement Amendment makes assertions as follows:

•
With respect to the Company’s fiscal year ending September 25, 2013 (“fiscal 2013”) only, provides for Mr. Biglari’s incentive compensation to be calculated by reference to the periods (i) from the beginning of fiscal 2013 to the closing of the Biglari Capital Transaction and (ii) from the closing of the Biglari Capital Transaction to the end of fiscal 2013.  Any decrease in adjusted book value attributable to a decline in operating earnings during this latter period will be offset against adjusted book value for the former period in determining Mr. Biglari’s incentive compensation.

•
Excludes from the calculation of BH’s adjusted book value, and therefore from the calculation of Mr. Biglari’s incentive compensation, commencing with the period after the closing of the Biglari Capital Transaction, any realized or unrealized gains or losses, earnings and all other amounts attributable to any investments by BH and its subsidiaries in “Outside Investment Partnerships,” defined as investment partnerships (or the equivalent) in which BH or a subsidiary is a limited partner (or the equivalent) and Mr. Biglari or his affiliate (other than BH or a subsidiary) is the general partner (or the equivalent).  As a result of the Biglari Capital Transaction, the Lion Fund and the Lion Fund II now constitute Outside Investment Partnerships and all amounts attributable to their investments in securities (including the securities contributed by BH) will be excluded from the calculation of Mr. Biglari’s incentive compensation.

•
Provides for the “high water mark” in the Incentive Bonus Agreement to be adjusted to give effect to the Biglari Capital Transaction, commencing with the period after the closing of the Biglari Capital Transaction.  The calculation of the high water mark would thus exclude (a) BH’s and its subsidiaries’ investments in Outside Investment Partnerships, (b) gains/losses (realized or unrealized) and earnings on the securities contributed to the Outside Investment Partnerships, prior to their date of contribution, as well as the aggregate cost to acquire such securities, and (c) any other items on BH’s consolidated balance sheet related to consolidated affiliated partnerships.

Derivative Litigation

On June 3, 2013 and July 2, 2013, two shareholders of the Company filed derivative actions putatively on behalf of the Company against the members of our board of directors in the United States District Courts for the Southern District of Indiana and the Western District of Texas.  The shareholders allege claims for breach of fiduciary duty, gross mismanagement, contribution and indemnification, abuse of control, waste, and unjust enrichment relating to certain Company transactions, including the Company’s acquisition of Biglari Capital, Mr. Biglari’s incentive agreement, the trademark license agreement between the Company and Mr. Biglari, and this offering.  The shareholders seek to recover unspecified damages, various forms of injunctive relief (including, with respect to this offering, a prohibition on Mr. Biglari’s participation in this offering), and an award of their attorneys’ fees.  On August 16, 2013, the plaintiff in the Indiana case moved for a preliminary injunction enjoining the Company from closing this offering.  As of the date of this prospectus, no briefing or hearing schedule had been set with regard to the motion for a preliminary injunction.  The Company believes these claims are without merit and intends to defend these cases vigorously.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

On July 1, 2013, the Company sold all of the outstanding shares of Biglari Capital Corp., a Texas corporation (“Biglari Capital”) and the general partner of The Lion Fund, L.P. and the newly-formed The Lion Fund II, L.P., Delaware limited partnerships that operate as private investment funds (respectively, “TLF I” and “TLF II” and, collectively, the “Lion Fund”), to Sardar Biglari, Chairman and Chief Executive Officer of the Company, pursuant to a Stock Purchase Agreement (the “Stock Purchase Agreement”) for a purchase price of $1,700,000.  The Company also contributed securities owned by it having a value of approximately $2,845,000 to TLF I and approximately $315,638,000 to TLF II in exchange for limited partner interests in each of these investment partnerships.  Prior to the execution and delivery of the Stock Purchase Agreement, Biglari Capital distributed to the Company substantially all of Biglari Capital’s partnership interests in TLF I and retained solely a general partner interest in each of TLF I and TLF II.  In addition, the Company amended the Incentive Agreement between BH and Mr. Biglari to give effect to the sale of Biglari Capital and the contributions to TLF I and TLF II, among other things, by providing that Mr. Biglari’s incentive compensation will thereafter be calculated without reference to any investments by BH and its subsidiaries in investment partnerships (including TLF I and TLF II) of which Biglari Capital or Mr. Biglari is the general partner.  The foregoing transactions are collectively referred to as the “Transactions.”

The following unaudited pro forma condensed consolidated financial statements are based upon the historical financial statements of the Company, adjusted to reflect and give effect to the Transactions. The unaudited pro forma condensed consolidated financial statements of the Company should be read in conjunction with the historical consolidated financial statements of the Company and the related notes included in its Quarterly Report on Form 10-Q for the quarterly period ended April 10, 2013, and its Annual Report on Form 10-K for the fiscal year ended September 26, 2012. The unaudited pro forma condensed consolidated balance sheet gives effect to the Transactions as if they had occurred on April 10, 2013, while the unaudited pro forma condensed consolidated statements of earnings for the twenty-eight weeks ended April 10, 2013 and fiscal year ended September 26, 2012, respectively, give effect to the Transactions as if they had occurred on September 29, 2011 (the beginning of fiscal 2012). The pro forma adjustments described in the accompanying notes are based on currently available information and certain estimates and assumptions that the Company’s management believes to be reasonable.

The unaudited pro forma condensed consolidated financial statements are provided for illustrative purposes only and do not purport to represent, and are not necessarily indicative of, what the Company’s actual financial position and results of operations would have been had the Transactions occurred on the dates indicated. In addition, these unaudited pro forma condensed consolidated financial statements should not be considered to be indicative of the Company’s future financial performance.  Actual results could differ materially.

BIGLARI HOLDINGS INC.
CONDENSED CONSOLIDATED BALANCE SHEET
(Unaudited)

(In thousands, except share and per share data)
	April 10, 2013 (As Reported)	Deconsolidation		Asset Contribution		April 10, 2013 (Pro Forma)

Assets
Current assets:
Cash and cash equivalents	$19,031	1,700	a			$20,731
Investments	386,080			(315,826)	j	70,254
Receivables, net of allowance of $703 and $703, respectively	7,842	(42)	b			7,800
Inventories	6,294					6,294
Deferred income taxes	—			138	k	138
Assets held for sale	461					461
Other current assets	3,929					3,929
Total current assets	423,637					109,607
Property and equipment, net	351,648					351,648
Goodwill	27,529					27,529
Other intangible assets, net	8,104					8,104
Other assets	8,580					8,580
Investment partnerships	—	12,873	c	315,264	l	328,137
Investments held by consolidated affiliated partnerships	26,384	(26,384)	d			—
Total assets	$845,882					$833,605
Liabilities and shareholders’ equity
Liabilities
Current liabilities:
Accounts payable	$37,787					$37,787
Accrued expenses	47,671	567	e	(1,582)	m	46,656
Revolving credit	6,000					6,000
Deferred income taxes	46,366			(46,366)	n	—
Current portion of obligations under leases	6,243					6,243
Current portion of long-term debt	9,763					9,763
Total current liabilities	153,830					106,449
Deferred income taxes	6,912			46,504	o	53,416
Obligations under leases	108,544					108,544
Long-term debt	115,375					115,375
Other long-term liabilities	9,307					9,307
Total liabilities	393,968					393,091
Commitments and contingencies
Redeemable noncontrolling interests of consolidated affiliated partnerships	52,671	(52,671)	f			—
Shareholders’ equity
Common stock – $0.50 stated value, 2,500,000 shares authorized – 1,511,174 shares issued at April 10, 2013	756					756
Additional paid-in capital	142,158	7,555	g			149,713
Retained earnings	258,725	1,054	h	77,809	p	337,588
Accumulated other comprehensive income	88,140			(76,227)	q	11,913
Treasury stock	(90,536)	31,642	i	(562)	r	(59,456)
Biglari Holdings Inc. shareholders’ equity	399,243					440,514
Total liabilities and shareholders’ equity	$845,882					$833,605

BIGLARI HOLDINGS INC.
CONDENSED CONSOLIDATED STATEMENT OF EARNINGS
 (Unaudited)

(In thousands, except share and per share data)	Twenty-Eight Weeks Ended
	April 10, 2013 (As Reported)	Deconsolidation		Asset Contribution		April 10, 2013 (Pro Forma)

Net revenues
Restaurant Operations:
Net sales	$382,476					$382,476
Franchise royalties and fees	5,755					5,755
Other revenue	1,322					1,322
Total	389,553					389,553
Consolidated Affiliated Partnerships:
Investment gains/losses	1,937	(1,937)	s			—
Other income	231	(231)	t			—
Total	2,168					—
Total net revenues	391,721					389,553

Costs and expenses
Cost of sales	112,791					112,791
Restaurant operating costs	182,737					182,737
General and administrative	37,201			(2,552)	x	34,649
Depreciation and amortization	13,693					13,693
Marketing	21,999					21,999
Rent	9,497					9,497
Pre-opening costs	5					5
Provision for restaurant closings	286					286
Impairment of intangible assets	1,244					1,244
Loss on disposal of assets	839					839
Other operating (income) expense	(505)					(505)
Total costs and expenses, net	379,787					377,235

Other income (expenses)
Interest, dividend and other investment income	4,980			(4,335)	y	645
Interest on obligations under leases	(5,199)					(5,199)
Interest expense	(3,796)					(3,796)
Realized investment gains/losses	1			(1)	z	—
Other than temporary impairment losses on investments	(570)			570	aa	—
Total other income (expenses)	(4,584)					(8,350)

Operating earnings before income tax	7,350					3,968

Income tax from operating earnings	(422)	(702)	u	970	bb	(154)

Net operating earnings	7,772					4,122

Earnings of investment partnerships	—			49,930	cc	49,930
Income tax from earnings of investment partnerships	—			17,897	dd	17,897
Net earnings from investment partnerships	—					32,033

Net earnings	7,772					36,155
Earnings attributable to redeemable noncontrolling interest:
Income allocation	(1,051)	1,051	y			—
Incentive fee	21	(21)	w			—
Net earnings attributable to Biglari Holdings Inc.	$6,742					$36,155

Earnings per share attributable to Biglari Holdings Inc.
Basic earnings per common share	$5.06					$27.01
Diluted earnings per common share	$5.05					$26.96

Weighted average shares and equivalents
Basic	1,333,225			5,207	ee	1,338,432
Diluted	1,335,888			5,207	ee	1,341,095

BIGLARI HOLDINGS INC.
CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS

(In thousands, except share and per share data)	Fifty-Two Weeks Ended

	September 26, 2012 (As Reported)	Deconsolidation		Asset Contribution		September 26, 2012 (Pro Forma)
		(Unaudited)		(Unaudited)		(Unaudited)
Net revenues
Restaurant Operations:
Net sales	$721,754					$721,754
Franchise royalties and fees	9,631					9,631
Other revenue	2,520					2,520
Total	733,905					733,905
Consolidated Affiliated Partnerships:
Investment gains/losses	5,942	(5,942)	s			—
Other income	360	(360)	t			—
Total	6,302					—
Total net revenues	740,207					733,905

Costs and expenses
Cost of sales	207,234					207,234
Restaurant operating costs	337,905					337,905
General and administrative	64,286			(7,374)	x	56,912
Depreciation and amortization	26,424					26,424
Marketing	42,531					42,531
Rent	17,638					17,638
Pre-opening costs	430					430
Asset impairments and provision for restaurant closings	901					901
Loss on disposal of assets	611					611
Other operating (income) expense	(934)					(934)
Total costs and expenses, net	697,026					689,652

Other income (expenses)
Interest, dividend and other investment income	4,000			(3,910)	y	90
Interest on obligations under leases	(10,073)					(10,073)
Interest expense	(8,155)					(8,155)
Loss on debt extinguishment	(1,955)					(1,955)
Realized investment gains/losses	4,200			(4,152)	z	48
Total other income (expenses)	(11,983)					(20,045)

Operating earnings before income tax	31,198					24,208

Income tax from operating earnings	6,453	(3,213)	u	2,802	bb	6,042

Net operating earnings	24,745					18,166

Earnings of investment partnerships	—			68,291	cc	68,291
Income tax from earnings of investment partnerships	—			24,936	dd	24,936
Net earnings from investment partnerships	—					43,355

Net earnings	24,745					61,521
Earnings attributable to redeemable noncontrolling interest:
Income allocation	(3,188)	3,188	v			—
Incentive fee	36	(36)	w			—
Net earnings attributable to Biglari Holdings Inc.	$21,593					$61,521

Earnings per share attributable to Biglari Holdings Inc.
Basic earnings per common share	$16.19					$45.94
Diluted earnings per common share	$16.15					$45.83

Weighted average shares and equivalents
Basic	1,334,007			5,207	ee	1,339,214
Diluted	1,337,268			5,207	ee	1,342,475

Basis of Presentation

The unaudited pro forma condensed consolidated financial statements present the impact on our financial position and the results of the operations of our sale and deconsolidation of Biglari Capital Corp. (“Biglari Capital”) to Sardar Biglari, our Chairman and Chief Executive Officer, for a purchase price of $1,700,000.  Biglari Capital is the general partner of The Lion Fund, L.P. (“TLF I”) and the newly-formed The Lion Fund II, L.P. (“TLF II” and, together with TLF I, the “Lion Fund”).  Prior to the sale the Company consolidated the affiliated partnerships in its financial statements.  Because of our retained limited partner interests in the Lion Fund, our interests are accounted for prospectively as equity method investments.

The unaudited pro forma financial statements also present the impact of our contribution of securities to TLF I and TLF II in exchange for limited partner interests in each of these investment partnerships.  The adjustments are based on the assumption that the contribution of securities occurred on April 10, 2013 (for purposes of preparing the pro forma balance sheet) or September 29, 2011 (for purposes of preparing the pro forma statements of earnings).  Prior to the contributions, the securities were accounted for as available for sale securities with unrealized gains and losses recorded as a component of Accumulated Other Comprehensive Income on the balance sheet.  Prospectively, the Company will record earnings from investment partnerships (inclusive of the investment partnerships’ unrealized gains and losses from the securities) on the statement of earnings from our proportional ownership interest in the Lion Fund’s total earnings.

The pro forma adjustments in the column labeled “Deconsolidation” principally give effect to the sale and deconsolidation of Biglari Capital and TLF I, as a result of the sale of Biglari Capital to Mr. Biglari.

The pro forma adjustments in the column labeled “Asset Contribution” principally give effect to the contribution of securities by the Company to TLF I and TLF II in exchange for limited partner interests and the impact of the amendment to the Incentive Agreement between the Company and Mr. Biglari.

The unaudited pro forma condensed consolidated balance sheet gives effect to the Transactions as if they had occurred on April 10, 2013, while the unaudited pro forma condensed consolidated statements of earnings for the twenty-eight weeks ended April 10, 2013 and fiscal year ended September 26, 2012, respectively, give effect to the Transactions as if they had occurred on September 29, 2011 (the beginning of fiscal 2012).

For purposes of the Asset Contribution pro forma adjustments, it was assumed that securities consistent with those contributed in the Transactions were contributed in the historical periods, including any purchases of such securities during the periods presented.  The pro forma impact to the statement of earnings is based on the actual investment gains and losses of such securities during the periods presented.  As no predictive value exists with respect to investment earnings, the unaudited pro forma condensed consolidated statement of earnings should not be considered indicative of the Company’s future performance.  Actual results could differ materially.

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet and Statements of Earnings

Adjustments to Balance Sheet Relating to Deconsolidation

a)	Reflects the cash consideration received from Sardar Biglari, our Chairman and Chief Executive Officer, for the sale of Biglari Capital.

b)	Reflects the deconsolidation of previously recorded receivables of Biglari Capital and TLF I.

c)	Reflects the recording of the Company’s retained limited partner interest in TLF I subsequent to the Transactions. Such amount is accounted for as an equity method investment.

d)	Reflects the deconsolidation of investments held by consolidated affiliated partnerships.

e)	Reflects the deconsolidation of previously recorded accrued expenses of Biglari Capital and TLF I and the increase in taxes payable for the gain on sale of Biglari Capital.

f)	Reflects the deconsolidation of the previously recorded non-controlling interests in TLF I.

g)
Reflects an adjustment for shares of Company common stock held by TLF I (and recorded as treasury stock) from the fair value of the Company’s stock at the time of the initial consolidation to the fair value of the Company’s stock at the time of deconsolidation.

h)	Reflects the increase in net earnings due to the gain on sale of Biglari Capital.

i)
Reflects the net decrease in treasury stock as a result of the deconsolidation of TLF I and recording of the Company’s retained limited partner interest in TLF I as an equity method investment.  Prior to the transaction, all shares of Company common stock held by TLF I were recorded as treasury stock in the Company’s balance sheet.  Prospectively, only the Company’s proportional share of Company common stock held by TLF I will recorded as treasury stock (based on the Company’s interest in TLF I).

Adjustments to Balance Sheet Relating to Asset Contribution

j)
Reflects the impact of the Company’s contribution of securities to TLF I and TLF II at fair value as of April 10, 2013 in exchange for equity method investments in the investment partnerships.  The adjustment is based on the assumption that securities consistent with those contributed in the Transactions were contributed on April 10, 2013.

k)	Reflects the impact to deferred taxes of the Company’s contribution of securities to TLF I and TLF II.

l)
Reflects the contribution of certain of the Company’s available for sale securities to TLF I and TLF II (see note j).  Also reflects the impact of a related adjustment to treasury stock for the Company’s increased proportional ownership in TLF I, which holds shares of the Company’s common stock (see note r).  The investments in TLF I and TLF II will be accounted for as equity method investments.

m)	Reflects the decrease in accrued expenses as a result of the amendment to the Incentive Agreement between the Company and Mr. Biglari, net of the related impact on income taxes payable.

n)
Reflects the impact to deferred taxes of the Company’s contribution of securities to TLF I and TLF II consisting primarily of a reclassification of the current deferred tax liability for unrealized gains on available for sale securities to non-current.

o)
Reflects the impact to deferred taxes of the Company’s contribution of securities to TLF I and TLF II consisting primarily of a reclassification of the current deferred tax liability for unrealized gains on available for sale securities to non-current.

p)
Reflects the impact to retained earnings relating to the recognition of the unrealized gain on available for sale securities (see note q) and the decrease to Mr. Biglari’s accrued incentive compensation (see note m), net of tax.

q)
Reflects the recognition of the unrealized gain on available for sale securities recorded in Accumulated other comprehensive income, upon the contribution of such securities by the Company to TLF I and TLF II, based on the fair values of such securities on April 10, 2013.

r)
Reflects the increase in the Company’s proportional ownership of shares of Company stock held by TLF I.  The increase results from additional limited partner interests issued to the Company in exchange for its contribution of securities to TLF I.

Adjustments to Statement of Earnings Relating to Deconsolidation

s)	Reflects the removal of investment gains and losses from consolidated affiliated partnerships due to the deconsolidation of Biglari Capital and TLF I.

t)	Reflects the removal of income from consolidated affiliated partnerships due to the deconsolidation of Biglari Capital and TLF I.

u)	Reflects the impact to income tax expenses resulting from the adjustments for the items discussed in notes s, t, v, and w due to the deconsolidation of Biglari Capital and TLF I.

v)	Reflects the removal of earnings attributable to redeemable noncontrolling interest due to the deconsolidation of Biglari Capital and TLF I.

w)	Reflects the removal of the incentive fee received by Biglari Capital due to the deconsolidation of Biglari Capital and TLF I.

Adjustments to Statement of Earnings Relating to Asset Contribution

x)
Reflects the decrease in Mr. Biglari’s accrued incentive compensation due to the contribution of securities by the Company to TLF I and TLF II and the amendment to the Incentive Agreement between the Company and Mr. Biglari.

y)	Reflects the removal of interest, dividend and other investment income directly relating to the available for sale securities contributed by the Company to TLF I and TLF II.

z)	Reflects the removal of realized investment gains directly relating to the available for sale securities contributed by the Company to TLF I and TLF II.

aa)	Reflects the removal of other than temporary impairment losses on investments directly relating to the available for sale securities contributed by the Company to TLF I and TLF II.

bb)	Reflects the impact to income tax expense resulting from the adjustments for items discussed in note x due to the deconsolidation of Biglari Capital and TLF I.

cc)
Reflects earnings from investment partnerships under the equity method of accounting due to the contribution of available for sale securities by the Company to TLF I and TLF II.  The adjustment is calculated based on the actual investment earnings during the periods presented for the assumed securities contributed.  Unrealized investment gains and losses for the securities had previously been recorded in other comprehensive income because the specific securities contributed by the Company were classified as available for sale.

dd)	Reflects the impact to income tax expense resulting from the adjustments for items discussed in notes y, z, aa and cc due to the deconsolidation of Biglari Capital and TLF I.

ee)	Reflects the net increase in weighted average shares and equivalents outstanding as a result of changes to the Company’s retained limited partner interest in TLF I as an equity method investment.

THE RIGHTS OFFERING

Our Board of Directors has proposed that we raise equity capital through this offering to all of our shareholders.  Through this prospectus, we are offering common stock that rights holders may purchase upon exercising their subscription rights.

Basic Subscription Privilege

We will distribute to the holders of record of our common stock, at the close of business on August 27, 2013, at no charge, one transferable subscription right for each common share owned.  The subscription rights will be evidenced by Subscription Certificates.  Every five (5) rights will entitle the holder to subscribe for one common share.  The rights are transferable and we expect they will be quoted on the NYSE such that additional rights may be purchased from shareholders who desire to sell them instead of exercising the rights.  Assuming that all rights are exercised, including those that may be exercised as a result of the oversubscription privilege, an aggregate of approximately 286,767 shares of common stock will be sold.  This amount may be increased, if necessary, to accommodate rights holders that may purchase an additional share in lieu of receiving a fractional share since no fractional shares will be issued.  We will deliver to subscribers certificates representing common stock purchased through the exercise of the basic subscription privilege as soon as practicable after the expiration date.  We anticipate delivery in seven to 10 business days.  You are not required to exercise any or all of your subscription rights.

If, pursuant to the exercise of subscription rights, the number of shares of common stock a rights holder would be entitled to receive results in receipt of fractional shares, the aggregate number of shares of common stock the holder is entitled to purchase will be rounded up to the nearest whole number, provided that the holder fully exercises the rights held and pays the full subscription price.  Rights holders will not receive cash in lieu of fractional shares.

Oversubscription Privilege

Subject to the allocation described below, shareholders on the record date who fully exercise the distributed rights will also be entitled to subscribe for and purchase additional shares of common stock that are not exercised by other rights holders through their basic subscription privileges.  The maximum number of shares you may purchase under the oversubscription privilege is equal to the number of shares you purchased under the basic subscription privilege.  If the number of shares of common stock remaining after the exercise of all basic subscription privileges is not sufficient to satisfy requests from all shareholders for common stock pursuant to oversubscription privileges, you will be allocated additional common stock pro rata, based on the number of shares of common stock you purchased through the basic subscription privilege in proportion to the total number of shares of common stock that you and other oversubscribing shareholders purchased through the basic subscription privilege. Once you have exercised your oversubscription privilege, you may not revoke your exercise.

If you wish to exercise your oversubscription privilege, you should indicate the number of additional shares of common stock that you would like to purchase in the space provided on your Subscription Certificate.  When you send in your Subscription Certificate, you must also send the full purchase price for the number of additional shares of common stock you have requested to purchase (in addition to the payment due for common stock purchased through your basic subscription privilege).  After all shares of common stock requested pursuant to the basic subscription privilege are allocated, a determination will be made as to the number of shares of common stock available for issuance under the oversubscription privilege.  For purposes of allocating the common stock under the oversubscription privilege, there shall be calculated for each holder seeking to exercise the oversubscription privilege a proration factor.  This proration factor will be based on the number of shares of common stock purchased by a record date shareholder through the basic subscription privilege in proportion to the total number of shares of common stock purchased by all record date shareholders pursuant to the basic subscription privilege.  For each holder, this proration factor will be applied to the common stock available for purchase upon exercise of the oversubscription privilege and common stock will be allocated accordingly.  This process will be repeated until one of the following conditions is met: (i) all oversubscribing holders’ requests are filled, or (ii) there are no more shares of common stock available for allocation.

As soon as practicable after the expiration date, Computershare Trust Company, N.A., acting as our subscription agent, will determine the number of shares of common stock that you may purchase pursuant to the oversubscription privilege.  You will receive certificates representing these shares of common stock and a refund for any excess subscription payments as soon as practicable after the expiration date.  We anticipate this date to be seven to 10 business days after the expiration date.  If you request and pay for more shares of common stock than are allocated to you, we will refund that overpayment, without interest.  In connection with the exercise of the oversubscription privilege, banks, brokers and other nominee holders of subscription rights who act on behalf of beneficial owners will be required to certify to us and to the subscription agent the aggregate number of subscription rights that have been exercised, and the number of shares of common stock that are being requested through the oversubscription privilege, by each beneficial owner on whose behalf the nominee holder is acting.

Subscription Price

Five (5) subscription rights plus $265.00 entitles the holder to purchase one share of common stock.  The per share price represents a discount of approximately 36.8% from $419.07, the average of the closing prices of our common stock over the 31-trading day period ended August 6, 2013, the last trading day immediately prior to the announcement of this offering, and a discount of approximately 38.2% from $428.47, the closing price of our common stock on August 6, 2013.  The subscription price does not necessarily bear any relationship to our past or expected future results of operations, cash flows, current financial condition, or any other established criteria for value.  No change will be made to the cash subscription price by reason of changes in the trading price of our common stock prior to the closing of this offering.

Determination of Subscription Price

Our Board of Directors set all of the terms and conditions of this offering, including the subscription price.  In establishing the subscription price, our Board of Directors considered the following factors:

•	alternatives for capital raising,

•	the market price of our common stock,

•	the amount of proceeds desired, and

•	general conditions in the securities markets.

We determined the subscription price after taking into account the preceding factors.  We did not seek or obtain any opinion of financial advisors or investment bankers in establishing the subscription price for the offering.  You should not consider the subscription price as an indication of the value of our Company or our common stock.  You may not be able to sell common stock purchased during this offering at a price equal to or greater than the subscription price.  On August 6, 2013, the last trading day immediately prior to the announcement of this offering, the closing price of our common stock was $428.47 per share.

Expiration Date, Extensions, Termination or Amendment of the Offering

You may exercise your subscription rights before 5:00 p.m., New York City time, on September 16, 2013, the expiration date for this offering.  We may extend the offering period for exercising your subscription rights in our discretion.  If you do not exercise your subscription rights before the expiration date, your unexercised subscription rights will be void.  We will not be obligated to honor your exercise of subscription rights if the subscription agent receives the documents relating to your exercise after the expiration date.  This is true regardless of when you transmitted the documents, unless you have timely transmitted the documents under the guaranteed delivery procedures described below.

We have the discretion to extend the expiration date by giving oral or written notice to the subscription agent on or before the scheduled expiration date.  If we elect to extend the expiration of this offering, we will issue a press release announcing the extension by 9:00 a.m., New York City time, on the next business day after the most recently announced expiration date.

We reserve the right to withdraw or terminate this offering at any time for any reason.  If this offering is withdrawn or terminated, all funds received from subscriptions by shareholders will be returned as soon as practicable.  We anticipate the date to be three to five business days after such date of such withdrawal or termination.  Interest will not be paid on any returned funds.

We reserve the right to amend the terms of this offering.  If we make an amendment that we consider material, we will:

•	mail notice of the amendment to all shareholders of record as of the record date;

•	extend the expiration date by at least 10 days; and

•	offer all subscribers no less than 10 days to revoke any subscription already submitted.

The extension of the expiration date will not be treated as a material amendment.

Intentions of the Company’s Directors and The Lion Fund, L.P.

Our Board of Directors and The Lion Fund, L.P., which beneficially owns approximately 14.2% of our outstanding shares, advised us they intend to exercise the basic subscription privilege under rights received.  They also might exercise their oversubscription privilege with respect to additional shares that become available for purchase.  The expressed intention of the directors and The Lion Fund, L.P. does not constitute a binding obligation on their part.

Method of Subscription—Exercise of Subscription Rights

You may exercise your subscription rights by delivering the following to the subscription agent by 5:00 p.m., New York City time, on September 16, 2013:

•	your properly completed and executed Subscription Certificate with any required signature guarantees or other supplemental documentation; and

•	your full subscription price payment for each common share subscribed for under your basic subscription privilege and your oversubscription privilege.

You should read and follow the Instructions for Use of Biglari Holdings Inc. Subscription Certificates carefully.

Signature Guarantee Requirement

Your signature on each Subscription Certificate must be guaranteed by an eligible institution such as a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or from a commercial bank or trust company having an office or correspondent in the United States, subject to standards and procedures adopted by the subscription agent, unless:

•	your Subscription Certificate provides that shares of common stock are to be delivered to you as record holder of those subscription rights; or

•	you are an eligible institution.

Delivery of Subscription Materials and Payment

You should deliver your Subscription Certificate and payment of the subscription price or, if applicable, Notice of Guaranteed Delivery for Subscription Certificates, to the subscription agent by mail, by overnight courier or by hand to:

Computershare Trust Company, N.A.

By Mail:	By Facsimile Transmission:	By Overnight Courier:
Computershare Trust Company, N.A. c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	For Eligible Institutions Only: (617) 360-6810 For Confirmation Only Telephone: (781) 575-2332	Computershare Trust Company, N.A. c/o Voluntary Corporate Actions Suite V 250 Royall Street Canton, MA 02021

You are responsible for the method of delivery of your Subscription Certificate(s) with your subscription price payment to the subscription agent.  If you send your Subscription Certificate(s) and subscription price payment by mail, we recommend that you send them by registered mail, properly insured, with return receipt requested.  You should allow a sufficient number of days to ensure delivery to the subscription agent prior to the time this offering expires.

DO NOT SEND YOUR SUBSCRIPTION CERTIFICATE(S) AND SUBSCRIPTION PRICE PAYMENT TO THE COMPANY.  Your delivery to an address other than the address set forth above will not constitute valid delivery.

Method of Payment

Your payment of the subscription price must be made in U.S. dollars for the full number of shares of common stock you are subscribing (or oversubscribing) for by either bank draft (cashier’s check), certified check, or, if less than $500.00, personal check, in each case drawn upon a U.S. bank, or money order payable to the subscription agent.  Wire transfers are also acceptable; instructions are:

Bank of America
100 West 33rd St.
New York, New York 10001
ABA #: 026009593
DDA: 4426533306
Registered Name: Computershare Inc AAF Rights Offering D
Ref: Biglari Holdings Rights Offering
Swift Code BOFAUS3N

Receipt of Payment

Your payment will be considered received by the subscription agent only upon receipt by the subscription agent of a certified check or bank draft drawn upon a U.S. bank, a money order or wire transfer.  In the case of a personal check, which is allowed only for amounts of $500 or less, the subscription will be considered received upon clearance of the check.

Calculation of Subscription Rights Exercised

If you do not indicate the number of subscription rights being exercised, or do not forward full payment of the total subscription price for the number of subscription rights that you indicate are being exercised, then you will be deemed to have exercised your basic subscription privilege and oversubscription privilege (to the maximum extent possible) with respect to the maximum number of rights that may be exercised with the aggregate subscription price payment you delivered to the subscription agent.

Your Funds Will be Held by the Subscription Agent Until the Common Stock is Issued

The subscription agent will hold your payment of the subscription price payment in a segregated account with other payments received from other rights holders until your subscription is deemed accepted.  Exercises of the basic subscription privilege will be processed immediately, with funds therefrom to be disbursed by the subscription agent following the expiration of the offering.

Exercises of the oversubscription privilege will be processed following the expiration date.  If this offering is not completed, or we do not apply your full subscription price payment to your purchase of common stock, the subscription agent will return as soon as practicable, without interest, all excess subscription payments.

No Revocation

Once you have exercised your subscription privileges, you may not revoke your exercise.  Subscription rights not exercised prior to the expiration date of this offering will expire.

Transferability and Sale of Rights

Transfer of Rights.  The rights are transferable, excluding oversubscription rights, until the opening of trading on the expiration date and are expected to be quoted on the NYSE.  Trading of the rights will be conducted on a regular-way basis from August 29, 2013 through the opening of trading on the expiration date.  Any commissions in connection with the sale of rights will be paid by the selling rights holder.  A market for the rights may not develop.  We do not know the prices at which rights may be sold if a market does develop.

You may transfer all of the rights, excluding oversubscription rights, evidenced by a single Subscription Certificate by signing the Subscription Certificate for transfer in accordance with the appropriate form printed on the Subscription Certificate.  You may transfer a portion of the rights, excluding oversubscription rights, evidenced by a single Subscription Certificate by delivering to Computershare Trust Company, N.A. the Subscription Certificate properly signed for transfer, with separate written instructions to register a portion of the rights in the name of your transferee and to issue a new Subscription Certificate to the transferee covering the transferred rights.  In that event and by appropriate written instructions, you may elect to receive a new Subscription Certificate covering the rights you did not transfer.

If you wish to transfer all or a portion of your rights, you should allow a sufficient amount of time prior to the expiration time for:

•	the transfer instructions to be received and processed by Computershare Trust Company, N.A.;

•	new Subscription Certificates to be issued and transmitted; and

•	the rights evidenced by the new Subscription Certificates to be exercised or sold by the intended recipients.

It may require from two to 10 business days, or more, to complete transfers of rights, depending upon how you deliver the Subscription Certificate and payment and the number of transactions you request.  Neither the Company nor the subscription agent will be liable to you or any transferee of rights if Subscription Certificates or any other required documents are not received in time for exercise or sale prior to the expiration time.

Sale of Rights.  If you wish to sell your rights, you may sell them through your broker or dealer. If you choose not to sell your rights through your broker or dealer, you may seek to sell your rights through the subscription agent. If you wish to have the subscription agent seek to sell your rights, you must deliver your properly executed Subscription Certificate, with appropriate instructions, to the subscription agent. If you want the subscription agent to seek to sell only a portion of your rights, you must send the subscription agent instructions setting forth what you would like done with the rights, along with your Subscription Certificate.

If the subscription agent sells rights for you, it will send you a check for the net proceeds from the sale of any of your rights as soon as practicable after the expiration time. If your rights can be sold, the sale will be deemed to have been made at the weighted average net sale price of all rights sold by the subscription agent. The aggregate fees charged by the subscription agent for selling rights will be deducted from the aggregate sale price for all such rights in determining the weighted average net sale price of all such rights.

We cannot assure you, however, that a market will develop for the rights or that the subscription agent will be able to sell your rights.

You must have your order to sell your rights to the subscription agent before 11:00 a.m., New York City time, on the fifth business day before the expiration time. If less than all sales orders received by the subscription agent are filled, it will prorate the sales proceeds among you and the other holders of rights based on the number of rights that each holder has instructed the subscription agent to sell during that period, irrespective of when during the period the instructions are received by it. The subscription agent is required to sell your rights only if it is able to find buyers. If the subscription agent cannot sell your rights by 5:00 p.m., New York City time, on the third business day before the expiration time, the subscription agent will return your Subscription Certificate to you by overnight delivery.

If you sell your rights through your broker or dealer, you will likely receive a different amount of proceeds than if you sell the same amount of rights through the subscription agent. If you sell your rights through your broker or dealer instead of the subscription agent, your sales proceeds will be the actual sales price of your rights rather than the weighted average sales price described above.

General Considerations.  If you exercise or sell rights in part, a new Subscription Certificate for the remaining rights will be issued to you only if the subscription agent receives a properly endorsed Subscription Certificate from you by 5:00 p.m., New York City time, on the fifth business day prior to the expiration date.  The subscription agent will not issue new Subscription Certificates for partially exercised or sold Subscription Certificates submitted after that time and date.  If you do submit a Subscription Certificate after that time and date, you will not be able to exercise the unexercised or unsold rights.

If you request a reissuance of a Subscription Certificate, the delivery of that document will be at your risk.

You, and not the Company or the subscription agent, will be responsible for paying any commissions, fees and other expenses, including brokerage commissions and transfer taxes, that you may incur in the purchase or sale of the rights.

Issuance of Share Certificates

Share certificates for common stock purchased in this offering will be issued as soon as practicable after the expiration date.  We anticipate delivery in seven to 10 business days after the expiration date.  Unless you instruct otherwise in your Subscription Certificate form, common stock purchased by the exercise of subscription rights will be registered in the name of the person exercising the rights.

Guaranteed Delivery Procedures

If you wish to exercise your subscription rights, but you do not have sufficient time to deliver the Subscription Certificate evidencing your rights to the subscription agent on or before the time your subscription rights expire, you may exercise your subscription rights by the following guaranteed delivery procedures:

•
deliver your subscription price payment in full for each share of common stock you subscribed for under your subscription privileges in the manner set forth in “Method of Payment” to the subscription agent on or prior to the expiration date;

•
deliver the form entitled Notice of Guaranteed Delivery for Subscription Certificates, substantially in the form provided with the Instructions as to Use of Biglari Holdings Inc. Subscription Certificates distributed with your Subscription Certificates, on or prior to the expiration date; and

•
deliver the properly completed Subscription Certificate evidencing your rights being exercised, with any required signatures guaranteed, to the subscription agent within three business days following the expiration date.

Your Notice of Guaranteed Delivery for Subscription Certificates must be delivered in substantially the same form provided with the Instructions as to Use of Biglari Holdings Inc. Subscription Certificates, which will be distributed to you with your Subscription Certificate.  Your Notice of Guaranteed Delivery for Subscription Certificates must come from an eligible institution, or other eligible guarantee institutions, which are members of, or participants in, a signature guarantee program acceptable to the subscription agent.

In your Notice of Guaranteed Delivery for Subscription Certificates, you must state:

•	your name;

•	the number of subscription rights represented by your Subscription Certificates and the number of shares of common stock you are subscribing (and oversubscribing) for; and

•
your guarantee that you will deliver to the subscription agent any Subscription Certificates evidencing the subscription rights you are exercising within three business days following the expiration date.

You may deliver your Notice of Guaranteed Delivery for Subscription Certificates to the subscription agent in the same manner as your Subscription Certificates at the address set forth above under “Delivery of Subscription Materials and Payment.”  Alternately, on the expiration date ONLY, you may transmit your Notice of Guaranteed Delivery for Subscription Certificates to the subscription agent via facsimile transmission (Facsimile No.: (617) 360-6810).  ALL FACSIMILE DELIVERIES MUST BE CONFIRMED.  To confirm facsimile deliveries, you must call (781) 575-2332.

Please call the information agent to request any additional copies of the form of Notice of Guaranteed Delivery for Subscription Certificates you may need.

Determinations Regarding the Exercise of Your Subscription Rights

We will decide all questions concerning the timeliness, validity, form and eligibility of your exercise of your subscription rights and our determinations will be final and binding.  We, in our discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as we may determine.  Non-material defects or irregularities will be waived provided we can determine your intentions with respect to exercising your rights.  If there is any defect or irregularity that results in an ambiguity regarding your intentions with respect to exercising your rights, such defect or irregularity will not be waived.  In such event, we will treat any identical defects or irregularities the same way for all shareholders.  We may reject the exercise of any of your subscription rights because of any defect or irregularity.  We will not receive or accept any subscription until all irregularities have been waived by us or cured by you within such time as we decide, in our discretion.

Neither we nor the subscription agent will be under any duty to notify you of any defect or irregularity in connection with your submission of Subscription Certificates.  We will not be liable for failure to notify you of any defect or irregularity.  We reserve the right to reject your exercise of subscription rights if your exercise is not in accordance with the terms of this offering or in proper form.

Because our common stock is quoted on the NYSE, the exemption from state regulation under Section 18 of the Securities Act of 1933, as amended, applies to our common stock.  In addition, all states have an exemption from state registration requirements that are applicable to our common stock and the subscription rights offered hereby.

If you are a foreign shareholder with a legal residence outside of the United States, we will not accept your exercise of rights if our issuance of common stock to you could be deemed unlawful under applicable law or if compliance with applicable law would be materially burdensome to us.  We have no reason to believe a significant number of our shares are owned by foreign shareholders.

If you are given notice of a defect in your subscription, you should correct it immediately.  You will not be allowed to cure any defect later than the expiration time of 5:00 p.m., New York City time, on September 16, 2013.  We will not consider an exercise to be made until all defects have been cured or waived.

Notice to Bankers, Trustees or Other Depositaries

If you are a broker, a trustee or a depositary for securities who holds common stock for the account of others at the close of business on the record date, you should notify the respective beneficial owners of such common stock of this offering as soon as possible to find out their intentions with respect to exercising their subscription rights.  You should obtain instructions from the beneficial owners with respect to the subscription rights, as set forth in the instructions we have provided to you for your distribution to beneficial owners.  If the beneficial owner instructs, you should complete the appropriate Subscription Certificates and submit them to the subscription agent with the proper payment.  If you hold common stock for the accounts of more than one beneficial owner, you may exercise the number of subscription rights to which all such beneficial owners in the aggregate otherwise would have been entitled had they been direct record holders of our common stock on the record date.  You, as a nominee record holder, must make a proper showing to the subscription agent of the foregoing exercise of subscription rights.

Notice to Beneficial Owners

If you are a beneficial owner of our common stock or will receive your subscription rights through a broker, custodian bank or other nominee, we will ask your broker, custodian bank or other nominee to notify you of this offering.  If you wish to exercise your subscription rights, you will need to have your broker, custodian bank or other nominee act for you.  If you hold certificates of our common stock directly and would prefer to have your broker, custodian bank or other nominee exercise your subscription rights, you should contact your nominee and request it to effect the transaction for you.  To indicate your decision with respect to your subscription rights, you should complete and return to your broker, custodian bank or other nominee the form entitled Beneficial Owner Election Form.  You should receive this form from your broker, custodian bank or other nominee with the other offering materials.  If you wish to obtain a separate Subscription Certificate, you should contact the nominee as soon as possible and request that a separate Subscription Certificate be issued to you.

Procedures for DTC Participants

We anticipate that the subscription rights will be eligible for transfer.  The exercise of the basic subscription privilege and the oversubscription privilege may be effected through the facilities of the Depository Trust Company, or DTC.

Common Stock Outstanding After this Offering

Upon the issuance of the common stock offered in this offering (assuming that all of the subscription rights are exercised), approximately 1,720,602 shares of common stock will be issued and outstanding.  This would represent a 20% increase in the number of outstanding shares of our common stock.  If only 75% or 50% of the subscription rights are exercised, then approximately 1,648,910 and 1,577,218 shares of common stock will be issued and outstanding, respectively, which represents an approximate 15% and 10% increase in the number of outstanding shares of our common stock, respectively.

Subscription Agent

We have appointed Computershare Trust Company, N.A. as subscription agent for this offering.  We will pay the subscription agent customary fees, plus reimbursement of out-of-pocket expenses.  Under certain circumstances, we may indemnify the subscription agent from certain liabilities that may arise in connection with this offering.

Information Agent

We have appointed Morrow & Co., LLC as information agent for this offering.  We will pay the fees of the information agent, which we estimate will total approximately $7,000, and reimburse certain out-of-pocket expenses of the information agent, which we estimate will be approximately $3,000.  Under certain circumstances, we may indemnify the information agent from certain liabilities that may arise in connection with this offering.

Fees and Expenses

Other than for fees charged by the information agent and the subscription agent, you are responsible for paying any other commissions, fees, taxes or other expenses incurred in connection with the exercise or trading of the subscription rights.  Neither we, the information agent nor the subscription agent will pay such expenses.

No Board Recommendation

Each investor must evaluate an investment in our common stock according to his or her own best interests.  Accordingly, our Board of Directors makes no recommendation to rights holders regarding whether they should exercise their subscription rights.  Our directors advised us that they intend to exercise the basic subscription privilege under rights received and might exercise their oversubscription privilege with respect to additional shares that might become available for purchase.  The expressed intention of the directors does not constitute a binding obligation on their part.  The directors collectively beneficially own or exercise voting and dispositive power over 220,869 shares of common stock or approximately 15.4% of the common stock outstanding as of August 9, 2013.  Assuming that each of the persons mentioned above exercises his basic subscription privilege in full, they will collectively own an additional 44,173 shares of common stock, or a total of 265,042 shares of common stock after this offering is completed.

Questions About Exercising Rights

If you have questions or need assistance concerning the procedure for exercising subscription rights, or if you would like additional copies of this prospectus or other forms related to this offering, you should contact the information agent at the following address and telephone number:

Morrow & Co., LLC
470 West Avenue—3rd Floor
Stamford, CT 06902
Toll Free Telephone for Shareholders: (877) 849-0763
Direct Line for Banks and Brokers to Call Collect: (203) 658-9400

PLAN OF DISTRIBUTION

We are offering our common stock underlying the rights directly to you.  We have not employed any brokers, dealers or underwriters in connection with the solicitation or exercise of subscription rights in this offering and no commissions, fees or discounts will be paid in connection with this offering.  Computershare Trust Company, N.A. is acting as our subscription agent to effect the exercise of the rights and the issuance of the underlying common stock.  Therefore, we anticipate that our officers’ and employees’ role will be limited to:

•	Responding to inquiries of potential purchasers, provided the response is limited to information contained in the registration statement of which this prospectus is a part; and

•	Ministerial and clerical work involved in effecting transactions pertaining to the sale of common stock underlying the rights.

We intend to distribute and deliver this prospectus by hand, by mail, and by electronic delivery.  Also, we may use printed prospectuses or other forms of prospectus.

We have distributed to the holders of record of our common stock, at the close of business on August 27, 2013, at no charge, one transferable subscription right for each common share they own.  Every five (5) rights will entitle the holder to subscribe for one share of our common stock at a subscription price of $265.00 per share.  You may exercise any number of your subscription rights, or you may choose not to exercise any subscription rights.  We will not distribute any fractional shares of common stock or pay cash in lieu of fractional shares.  We will round up the aggregate number of shares of common stock you are entitled to receive to the nearest whole number provided you fully exercise your rights and pay the full subscription price.

We do not expect all of our shareholders to exercise all of their basic subscription privileges.  By extending oversubscription privileges to our record date shareholders, we are providing such shareholders that exercise all of their basic subscription privileges with the opportunity to purchase those shares of common stock not purchased by other shareholders.

If you wish to exercise your oversubscription privilege, you should indicate the number of additional shares of common stock you would like to purchase (not to exceed the number purchased by you under the basic subscription privilege) in the space provided on your Subscription Certificate.  When you send in your Subscription Certificate, you must also send the full purchase price for the number of additional shares of common stock you have requested to purchase (in addition to the payment due for common stock purchased through your basic subscription privilege).  If the number of shares of common stock remaining after the exercise of all basic subscription privileges is not sufficient to satisfy all requests for common stock pursuant to oversubscription privileges, you will be allocated additional common stock pro rata (subject to elimination of fractional shares), based on the number of shares of common stock you purchased through the basic subscription privilege in proportion to the total number of shares of common stock you and other oversubscribing shareholders purchased through the basic subscription privilege. If your pro rata allocation exceeds the number of shares of common stock you requested on your Subscription Certificate, you will receive only the number of shares of common stock you requested.  The remaining common stock from your pro rata allocation will be divided among other rights holders exercising their oversubscription privileges.

As soon as practicable after the expiration date, Computershare Trust Company, N.A., acting as our subscription agent, and we will determine the number of shares of common stock you may purchase pursuant to the oversubscription privilege.  You will receive certificates representing these shares of common stock as soon as practicable after the expiration date, anticipated to be approximately seven to 10 business days after the expiration date.  If you request and pay for more common stock than are allocated to you, we will refund that overpayment, without interest.  In connection with the exercise of the oversubscription privilege, banks, brokers and other nominee holders of subscription rights who act on behalf of beneficial owners will be required to certify to us and to the subscription agent as to the aggregate number of subscription rights that have been exercised, and the number of shares of common stock requested through the oversubscription privilege, by each beneficial owner on whose behalf the nominee holder is acting.

We expect subscription rights to be quoted on the NYSE under the symbol “BH WS.”  Our common stock issued upon the exercise of subscription rights will be listed on the NYSE under the symbol “BH,” the same symbol under which our currently outstanding common stock now trades.

LEGAL MATTERS

The validity of the common stock offered hereby has been passed upon by Taft Stettinius & Hollister LLP, One Indiana Square, Suite 3500, Indianapolis, Indiana 46204.

EXPERTS

The consolidated financial statements, and the related financial statement schedule, incorporated in this Registration Statement by reference from the Company’s Annual Report on Form 10-K, and the effectiveness of Biglari Holdings Inc. internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

RETROACTIVE PRESENTATION FOR CHANGE IN ACCOUNTING PRINCIPLE

The following financial information reflects the retrospective adoption of a new accounting pronouncement with respect to the financial information contained in our Annual Report on Form 10-K for the fiscal years ended 2012, 2011 and 2010 (the “2012 Form 10-K”). As previously disclosed in our Quarterly Report on Form 10-Q for the quarterly period ended December 19, 2012 (filed with the SEC on January 25, 2013), effective for the first quarter of fiscal 2013, we adopted Accounting Standards Update (“ASU”) 2011-05, Presentation of Comprehensive Income (“ASU 2011-05”), and ASU 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 (“ASU 2011-12”).

ASU 2011-05 amends Accounting Standards Codification Topic 220, Comprehensive Income, and eliminates the option to report other comprehensive income and its components in the statement of changes in equity.  The ASU allows an entity an option to present the components of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate, but consecutive, statements.   We have elected to present the components of net income and other comprehensive income in two separate, but consecutive, statements.

ASU 2011-12 defers the requirement to separately present on the face of the statement of operations or statement of comprehensive income reclassification adjustments for items that are reclassified from other comprehensive income to net income. The adoption of ASU 2011-05 and ASU 2011-12 did not change our consolidated results of operations, financial condition or cash flows for any periods.

The following presents the retrospective application of ASU 2011-05, as revised by ASU 2011-12, for each of the fiscal years ended 2012, 2011 and 2010 and should be read in conjunction with the information in our 2012 Form 10-K (in thousands).

	2012 (52 Weeks)	2011 (52 Weeks)	2010 (52 Weeks)
Net earnings attributable to Biglari Holdings Inc.	$21,593	$34,565	$28,094
Other comprehensive income:
Reclassification of investment appreciation in net earnings	(1,455)	2,213	(150)
Applicable income taxes	553	(861)	58
Net change in unrealized gains and losses on investments	81,075	(9,144)	(1,922)
Applicable income taxes	(30,808)	3,476	750
Other comprehensive income (loss), net	49,365	(4,316)	(1,264)
Total comprehensive income (loss)	$70,958	$30,249	$26,830

The ASU also had an effect on and was adopted for our Schedule I — Parent Company for the fiscal years ended 2012, 2011 and 2010. The retroactive application of this guidance to Schedule I for the fiscal years ended 2012, 2011 and 2010 resulted in the same effect as the table above for the consolidated financial statements.

The information included in this prospectus is presented for information purposes only in connection with the reporting change described above. This prospectus does not reflect events occurring after December 10, 2012, the date we filed our 2012 Form 10-K, and does not modify or update the disclosures therein in any way, other than as required to reflect the adoption of the new accounting standards, as described above. You should therefore read this document and exhibits in conjunction with our 2012 Form 10-K and with our reports filed with the SEC after December 10, 2012.

INCORPORATION BY REFERENCE

The following documents filed by us with the SEC are incorporated by reference in this prospectus:

(1)	Annual Report on Form 10-K for the fiscal year ended September 26, 2012.

(2)	Amendment No. 1 to our Annual Report on Form 10-K/A for the fiscal year ended September 26, 2012.

(3)	Quarterly Reports on Form 10-Q for the quarterly periods ended December 19, 2012, April 10, 2013 and July 3, 2013.

(4)	Current Reports on Form 8-K filed on December 10, 2012, January 11, 2013, February 5, 2013, April 5, 2013, July 2, 2013 and August 6, 2013.

(5)
The description of the common stock contained in the Company’s registration statement on Form 8-A (File No. 001-12373) filed under the Exchange Act, including any amendment or report filed for the purpose of updating such description.

In addition, all documents subsequently filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the termination of the offering shall be deemed incorporated by reference into this prospectus.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus.  We will include the exhibits specifically incorporated by reference in that information, but not delivered with the prospectus, upon written or oral request and at no cost.  Requests for copies should be made to:

Biglari Holdings Inc.
17802 IH 10 West, Suite 400
San Antonio, Texas 78257
Attention: Bruce Lewis, Controller
(210) 344-3400

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the SEC for our common stock offered in this offering.  This prospectus does not contain all the information set forth in the registration statement.  You should refer to the registration statement and its exhibits for additional information.  Whenever we make references in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for the copies of the actual contract, agreement or other document.

Additionally, we file electronically with the SEC annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and proxy solicitation information.  The SEC maintains an Internet site (http://www.sec.gov) that contains these reports, proxy and information statements, and other information regarding us.  You may also read and copy any materials we file with the SEC at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549.  Please call the SEC at l-800-SEC-0330 for further information on the operation of the Public Reference Room.